Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.,
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406
raforrester@sbcglobal.net

October 28, 2010

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc., Inc. File No. 333-168484 Form S-1

Dear Mr. Schwal:

On behalf of Xtreme Oil & Gas, Inc. (the “Company”), I am filing contemporaneously Amendment No. 1 to the Company’s Registration Statement on Form S-1 relating to resale of certain securities of the Company as well as shares to be issued an entity in the future pursuant to certain “Put” rights. The aggregate number of shares to be registered is 6,750,000 shares, and an additional filing fee should be transmitted to the Securities and Exchange Commission (the “Commission”) prior to or contemporaneous with the filing.

The Company had previously filed a Form 10 Registration Statement, and some of the comments relating thereto had not previously been resolved, comments numbered 2, 4, 7, 8, 13, 14, 15, 25, 27, 28, 34, and 36. These are again addressed in the submission accompanying this letter by reproducing the comment letter as Attachment A and detailing the current status as the Company understands.

In addition, I am separately transmitting to you a hard copy of Amendment No. 1 to the registration statement, one that is marked with changes from the original S-1 registration statement and another that is clean.

Our responses to the comment letter dated September 2, 2010, are as follows:

General

1.
We note that you purport to register 4,000,000 shares of common stock through an “Equity Line” financing arrangement. Please remove from the registration statement the shares to be issued pursuant to the Equity line of Credit as the company is not eligible to register the shares as an initial public offering. See the March 31,2001, quarterly update to the Division of Corporation Finance's “Current Issues and Rulemaking Projects Outline,” available on our website at: http://www.sec.gov/dlvisions/comnWfimdance/ci033101ex sas.htm.

We have modified our references to Kodiak to indicate that shares will be purchased prior to the effective date. With the purchase, all contractual documents will be in place in accord with the referenced web site.

2.
Also, ensure that your disclosure is both accurate and internally consistent. For example, in the third footnote to the Fee Table, you refer to shares "anticipated to have been issued prior to the effective date” and at page 3 you make clear that the related agreements which "formally obligate Kodiak... have not been executed as of the date hereof”, but at page 1 you suggest that 2,000,000 shares “are currently owned by Kodiak.”

See response to comment one. With respect to shares owned by Kodiak, see pages 3 and 4.

3.
We note that the page 7 disclosure that you intended to rely at least in part on the agreement with Kodiak to provide for your operating requirements for the next 12 months. Make appropriate revisions throughout the prospectus, including in the Risk Factors and Use of Proceeds sections, to discuss the impact on the removal of the equity line shares from this registration statement. Also make clear whether and how the removal of me shares will impact the agreements with Kodiak, as well as any material effect it may have on your liquidity and business plans.

See response to comment one.

4.
Consistent with prior comment 1 from our letter to you dated March 12, 2010, your Form 10 became effective 60 days from the date that you initially filed it with the Commission. Insofar as you subsequently filed your Form 10-Q for the Fiscal Quarter Ended March 31, 2010, after the required due date, provide corresponding disclosure regarding the potential impact of the late filing, if material.

See response to comment nine.

5.
We note your response to our prior comment 2 from our letter dated March 12, 2010. However, you do not appear to have marked precisely all changes, including for example changes to the sketch you provide for Mr. DeVito at page 35. Also, you appear to retain disclosure in the version you filed via EDGAR that you had intended to change or remove. For example, see the registration statement cover page note indicating that the phrase "and Subsidiaries" needs to be removed and your note on page 6 indicating mat the phrase, "and available under our revolving credit facility is not" was to be removed. Going forward, precisely mark all changes and ensure mat you file the final version of the document, rather than interim versions.

Complied with.

Prospectus Cover Page

6.	Revise to eliminate the suggestion that the prospectus disclosure is “only accurate as of the date” thereof.

Complied with.

Prospectus Summary, page 3

7.
Identify the purchaser to whom you refer and specify the purchaser's position(s) with Small Cap Strategies, Inc. Also disclose any position the purchaser has or had with Xtreme Oil, and discuss how and when the terms of the sale were negotiated.

Complied with.

Risk Factors, page 6

8.
We note your response to our prior comment 8 from our letter dated March 12, 2010, and we reissue the second bullet point of that prior comment. Eliminate text which mitigates the risk you present, such as references to your employment contracts with key employees and your key man insurance policies. Also eliminate the references to capital infusions from Kodiak.

Complied with. Page 10

9.
Explain why you refer to Xtreme Oil as  “blank check” company at page 15, or revise the risk factor accordingly. We note in that regard the disclosure which begins on page 19 under the caption “Description of Business and Properties.”

We have elaborated on the referenced risk and modified our business description to indicate the occasion of the Company being a blank check company. Pages 15 and 20

Selling Security Holders, page 16

10.
For AranWest Ltd. and any other selling security holder that is not a natural person, please revise your disclosure to add a footnote that identifies by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by that selling security holder. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Complied with. Page 16

Market for Oil and Gas Production, page 24

11.
Identify the “only customer” to which you refer in the third paragraph. Also clarify why you refer to “three unaffiliated” purchasers at page 24, but to “the purchaser” in your response to our prior comment 7 from our letter to you dated March 12, 2010.

Complied with. Page 24

Legal Proceedings, page 26

12.	Update this section to provide current information, as well as the complete disclosure which Item 103 of Regulation S-K requires.

Complied with.

Executive Compensation, page 35

13.
We note your response to our prior comment 14 from our letter dated March 12, 2010, and reissue the comment. Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Summary Compensation, Outstanding Equity Awards, and Director Compensation tables, in the format that Item 402 requires.

Complied with. We have added a table on page 27 to indicate explicitly unvested shares. We have also included in the compensation table certain shares issued in conjunction with the relinquishment of rights to putatively issued preferred shares. Page 36

Certain Relationships and Related Transactions, page 38

14.	Of the 73.9% of shares voted in favor of the ratification to which you refer in the last paragraph, disclose what percentage was held by affiliated shareholders, including officers or directors.

Complied with. Page 40

Signatures, page vii

15.	Please revise the registration statement to include the signatures of at least a majority of your board of directors and to specify in which required capacities each individual is signing.

Complied with.

Engineering Comments

Risk Factors, page 6

Our actual production, revenues and expenditures related to our oil and gas prospects are likely to differ from our estimates of hydrocarbons. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences mav be material., page 9

16.
Our prior comment 34 requested the disclosure of the portion of your proved reserves that is undeveloped. Your amendment states that all your reserves are undeveloped. This is inconsistent with the proved developed reserves, 234 MBO, disclosed on page F-22. Please amend your document to reconcile this inconsistency.

We have modified our reserve disclosures such that the inconsistency is removed. Page 22

Description of Business and Property, page 19

West Thrifty Unit/Ouita Field, page 20

17.
Comment 25 in our March 12, 2010 letter asked, in part, that you disclose the proved developed reserves you have attributed to each field and the degree of depletion for each field, i.e. cumulative production divided by the sum of cumulative production and proved reserves.

•
You disclosed 38% production of “recoverable oil and gas reserves” on page 22. This figure does not seem consistent with the information in the “Company Reserves Report” which indicated about 8 million barrels for the primary cumulative production from the West Thrifty Unit and almost 1.5 million barrels of proved reserves for the WTU. The degree of depletion from these figures appears to be 84%.

•
You disclosed only proved undeveloped reserves (page 22) and stated that all your reserves are undeveloped in risk factors on page 10 which is inconsistent with your proved developed reserves disclosed on page F-22.

Please amend your document to comply with our prior comment 25.

See response to comment 16.

18.
Our prior comment 26 asked for a reserve report that supports your disclosed proved reserves. You furnished the “Company Reserves Report” which is a narrative of the results from various reserve statements, none of which are updated to year-end 2009. In support of your disclosed proved reserves, please submit to us a professionally (internally or externally) executed reserve report with engineering exhibits - e.g. volumetric parameters and calculations, field/isopach maps, performance plots, analogy property performance - that has been updated to year-end 2009 for prices, costs, ownership, reservoir performance, etc. Include development schedules with estimated capital costs for the WTU and Quita projects. Alternatively, you may amend your document by deleting your disclosed proved reserves. You may contact us for assistance in this matter. Please direct these items to:

Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
(202)551-3704

We have discussed the modifications set forth in this filing with Mr. Winfrey.

19.
Our prior comment 27 asked that you expand the description of the 2008 Quita field development work. Please amend your document to explain the oil and water production volumes associated with the “increase in production” you disclosed on page 20.

Complied with. Page 21

20.
Our prior comment 28 requested that you “...expand your disclosure to explain the methods you will employ to obtain the financing for development of your claimed proved undeveloped reserves.” You responded that “Throughout the document we have highlighted the need for additional capital resources...”. Please amend your document to compare your track record in obtaining project financing with the capital you will need for the development of your PUD reserves.

Complied with. Page 22

Oil and Natural Gas Properties, page 22

21.
The figures for the “Production Costs” line item, $562 thousand and $713 thousand, do not agree with that same line item under “Results of Operations” on page F-22. Please amend your document to reconcile this inconsistency.

Complied with. Page 22

Notes to Consolidated Financial Statements, page F-7

Standardized Measure of Discounted Future Net Cash Flows, page F-23

22.
Our prior comment 36 asked that you “...amend your document to explain the details for the changes presented by the line items “Revision of previous estimates” and “Purchase of reserves in place”. Your response addressed this request but no explanations were included in your document. We reissue our prior comment 36. Please include these explanations in the same section as the proved reserve reconciliations located on page F-22. Note that revisions refer to changes in reserve estimates from prior years.

Complied with. Page F-21

Please direct any comments or questions you may have concerning the Registration Statement to me at (972) 437-9898.

Very truly yours,

/s/ Robert A. Forrester
Robert A. Forrester

Attachment A

General

1.
The Form 10 registration statement will become automatically effective 60 days from the date that you initially filed it with the Commission.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.  Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form.  You may contact us if you need to discuss this alternative.

Requires no response.

2.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes to each numbered comment form this letter.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

See response to comment 5 on Amendment No. 1 to S-1 registration statement.

3.	We note your references to prior Form 10-SB. Please revise your disclosure to correct the references insofar as you are filing on Form 10.

Requires no response.

4.
With your next filing, provide current and updated disclosure.  For example, provide all the required information regarding the new CFO you referenced in a February 23 press release.  Similarly, ensure that you disclose where Small Cap Strategies has changed its name and that you provide accurate disclosure with regard to your ownership interest in SCS and the other entities you discuss.

See response to comment 7 on Amendment 1 to registration statement.

Cautionary Note Regarding Forward-looking Statements, page 2

5.
Eliminate the references to the Private Securities Litigation Reform Act of 1995 and any suggestion that your statements would constitute “forward looking statements” within the meaning of federal securities law.  We refer you to Exchange Act Section 21E in general and Sections 21E(a)(1) and 21E(b)(1)(C) in particular and Securities Act Section 27A in general and Section 27A(a)(1) and 27A(b)(1)(C) in particular.

Requires no response.

Description of Business and Property, page 5

6.
We note your statement that you reincorporated through a merger in Nevada.   Provide sufficient detail here or in the related disclosure at page 39 to explain the legal effect of the “ratification” of actions that initially took place without sufficient stockholder approval, including whether there exist any potential liabilities as a result.

We have further elaborated upon the merger in Amendment No. 1 to the S-1 registration statement in response to comment 14 thereto. Page 40

Market of Oil and Gas Production, page 8

7.	Provide updated disclosure, which identifies and 10% principal customers in 2009 and the percentage of sales each accounted for, or explain why you do not believe this information is material.

See response to comment 11 submitted with Amendment No. 1 of S-1 registration statement. Page 24

Risk Factors, page 11

8.	Revise this section generally to provide a concise discussion of the risks that potentially impact you and make the following improvements in particular:

•	Eliminate generic risks which apply to all public companies, such as “The requirements of complying with the Securities Exchange Act,” instead tailoring each risk to your business in particular;

We have reviewed each of the risk factors, eliminating some as duplicative and editing others for clarity. Because of the recently passed Financial Regulation law, we have removed the reference to compliance with Sarbanes-Oxley.

•	Eliminate text which mitigates the risk you present, such as references to your employment contracts with key employees and your key man insurance policies;

We believe that the referenced language gives perspective on the risk and provides the reader important information to judge the matter being discussed.

•	Eliminate suggestions that there is “no assurance that” something will occur, instead focusing on the potential risks directly; and

In reviewing references to “no assurance that” in risk factors, the language is intended, and we believe successfully, to limit expectations of a given matter rather than to mitigate expectations of failure. Accordingly, the risk factor has not been modified.

•	Ensure that your risk factors are tailored to the filing, eliminating references for example to “purchasers of common stock offered hereby.”

Answered in filing with original S-1 and response submitted with No. 1, comment 8. Page 10

9.
Enhance your caption and discussion under “We will require additional capital” at page 13 to make clear that you do not have sufficient funds for the coming 12 months, as you indicate at page 27 in your Liquidity discussion.

Answered in filing with original S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

10.
We note your disclosure regarding revenues received from contract drilling and the sale of interests in your current property, including your discussion in the Liquidity section that you do not anticipate future revenues to be generated in the future from these sources.  Ensure that you discuss in the Overview section or another appropriate place all known trends in necessary detail.

Answered in filing with original S-1.

Liquidity and Capital, page 27

11.
Please revise to provide a discussion of your investing and financing cash flows for the fiscal years presented, including any non-cash transactions as reported on your statement of cash flows.  Refer to Regulation S-K Item 303(a).

Answered in filing with original S-1.

Stock Based Compensation, page 32

12.	Disclose your policy for valuing share-based payments to non-employees for property and services, and how that value is determined.

Answered in filing with original S-1.

Directors and Executive Officers, page 37

13.
Provide additional detail in your sketches so that there are neither gaps nor ambiguities with regard to time for the past five years, nor with regard to any additional positions held during the period.  For example, for Mr. McAndrew, it is unclear whether his experience from March through December 2006 was as a consultant and if so, whether he continues as a consultant today.  If so, disclose the percentage of his professional time that he devotes to your business.  Also, provide months and years for each position held to eliminate any gaps in Mr. DeVito’s sketch.

Addressed in response to comment 5 submitted with Amendment No. 1 to S-1 registration statement.

Executive Compensation, page 38

14.	Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Summary Compensation Table, in the format Item 402 requires.

Addressed in response to comment 13 submitted with Amendment No 1 to S-1 registration statement. Page 36

15.
We note that you obtained a majority interest in Small Cap Strategies, Inc. on July 24, 2008 and that Small Cap Strategies, Inc. “agreed to assume the liability for unpaid salaries and fees due to the employees and independent contractors providing services to  [Xtreme] and pay these liabilities with 4,000,000 shares of common stock to be registered with an S-8 after the company files to withdraw its election to be regulated as a BDC.”  See Small Cap Strategies, Inc. 10-Q for the quarter ended September 30, 2008 and Form S-8 filed December 12, 2008.  Please revise your executive compensation disclosure to discuss any shares of common stock paid to your named executive officers and directors through Small Cap Strategies, Inc.

Addressed in response to comment 7 submitted with Amendment No 1 to S-1 registration statement and with response filed with original Form S-1.

Certain Relationships and Related Transactions, page 39

16.	Revise to explain further the suggestion that holders are contractually obligated to return the shares and to provide updated shareholdings.

Answered in filing with original S-1.

Consolidated Statements of Operations, page 52

17.
We note that you have characterized the gain from asset sales as revenue in your consolidated statements of operations.  However, since you have disclosed on page 6 of your filing that your intention is to acquire properties for the long term and produce oil from your properties, the sales of your properties are not activities that constitute your ongoing major or central operations and therefore, should not be characterized as revenue.  Please revise accordingly.

Answered in filing with original S-1.

18.
Please tell us how you calculated the gain on the sale of your oil properties and working interest in oil properties.  For each property or working interest sold in fiscal years 2007, 2008 and 2009, tell us the gross proceeds you received, the unamortized cost of the property apportioned to the interest sold, and the net gain from the sale of the property or working interests.

Answered in filing with original S-1.

19.	Revise to provide a separate caption for the revenue and related costs of your contract drilling operations, as applicable.

Answered in filing with original S-1.

Notes to Consolidated Financial Statements

Note 6 – Acquisitions, page 63

20.	Describe the nature of the related party relationship involved in your purchase of I.R.A. Oil and Gas, LLC. Refer to SFAS 57, paragraph 2.

Answered in filing with original S-1.

Note 11 – Non-Cash Items, page 66

21.
We note your disclosure here and on page 61which states that you valued the properties acquired for stock consideration based on independent appraisals.  Please clarify how you determined that the fair value of your interest in the properties received (asset received) is more clearly evident than the fair value of your common stock (asset surrendered).  We refer you to ASC Topic 505-50-30-6.  Please provide us the independent appraisal report which supports the $3.6 million value that you ascribed to the 55.45% working interest in the West Thrifty Unit that you acquired on January 18, 2008.

Answered in filing with original S-1.

Notes to Consolidated Financial Statements

Note 3 – Properties, page 74

22.
Your disclosure states that you capitalized certain drilling and development cost incurred on the Lionheart project in the nine-months ended September 30, 2009.  Please tell us the specific nature of the drilling and development work that you performed on this project in 2009.  Explain whether the “net purchases” of approximately $1 million for the Lionheart project reflect the costs capitalized from drilling and development or whether you purchased additional property in connection with this project.  In addition, please explain whether you paid for the drilling and development costs that you capitalized with cash or stock.

Answered in filing with original S-1.

Note 4 – Stockholders’ Equity, page 74

23.
We note you have issued shares as a bonus for making an investment.  Based on disclosures in your statement of cash flows and on page 43 of your filing, it appears the value of these shares was charged to expense as consulting services.  Generally, cash received in exchange for the issuance of shares is a capital transaction with no gain or loss recognized.  Please tell us how you determined that your accounting treatment for the bonus shares issued is appropriate.

Answered in filing with original S-1.

Note 5 – Subsequent Events, page 75

24.	Tell us the facts and circumstances regarding the South Kensington settlement agreement that allowed you to conclude an accrual for a loss was not required as of September 30, 2009.

Answered in filing with original S-1.

Engineering Comments

Description of Business and Property, page 5

West Thrifty Unit/Quita Field, page 6

25.
Please expand your property description to disclose the:  the proved reserves and proved developed reserves you have attributed to each field; discovery date of each field; the degree of depletion for each field, i.e. cumulative production divided by the sum of cumulative production and proved reserves.

Addressed in response to comment 16 submitted with Amendment No 1 to S-1 registration statement. Page 22

26.
Please amend your document to disclose the person(s) responsible for the estimation of your proved reserves and furnish to us the petroleum engineering report(s) that are the basis for your proved reserves disclosure.  Please direct these engineering items to:

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
Attn:  Ronald M. Winfrey

Not applicable

27.
We note your statement, “We performed some development work in the Quita field in 2008, had some success, but believe that that development plan did not maximize the prospect’s potential.”  Please expand this to explain the nature of the 2008 development work you performed in the Quita field as well as the reasons that you consider such work did not maximize the prospect’s potential.

Addressed in response to comment 19 submitted with Amendment No 1 to S-1 registration statement. Page 21

28.
We note your statement, “We plan to conduct water flooding at a significant capital investment in these new operations,…”, the “going concern” issue presented in Note 3 to your financial statements and the estimated $5 million in future development costs disclosed in your standardized measure on page 69.  Please expand your disclosure to explain the methods you will employ to obtain the financing for development of your claimed proved undeveloped reserves.  Be advised that, without reasonable certainty of development including the necessary financing, such undeveloped volumes do not meet the criteria for proved reserves.

Addressed in response to comment 20 submitted with Amendment No 1 to S-1 registration statement.

Oil Creek, page 7

29.	Please expand your property description to disclose the location of the Oil Creek and Lionheart properties.

Answered in filing with original S-1.

Lionheart, page 7

30.
We note your statement, “In the summer of 2009, we began drilling on the prospect and in January 2010 began modes(sic) production on the prospect with plans to increase this production in late February 2010.”  Please amend your document to explain the details of the procedures you will employ to increase Lionheart production.

Complied with. Page 22

Oil and Natural Gas Properties, page 7

31.	Please expand the disclosure required by SEC Industry Guide 2 to add your activities for 2009.

Answered in filing with original S-1.

32.
We note that the 2008 total oil revenue here is $526.6 thousand while the figure for the same period on page 52 of your financial statements is $415 thousand.  Please amend your document to reconcile this inconsistency.

Answered in filing with original S-1.

Table 4 – Drilling activity

33.
We note that the lack of drilling activity presented in this table is inconsistent with your statement “We drilled and completed this [Oil Creek] well under contract with a third party.”  Please resolve this by amending your document if it is appropriate.

Answered in filing with original S-1.

Risk Factors, page 11

Our actual production, revenues and expenditures related to our oil and gas prospects are likely to differ from our estimates of hydrocarbons.  We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports.  These differences may be material., page 16

34.
Please expand your statement “Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves.” to include the portion of your disclosed proved reserves that is undeveloped.

Addressed in response to comment 16 submitted with Amendment No 1 to S-1 registration statement. Page 22

Notes to Consolidated Financial Statements, page 55

Results of Operations from Oil and Gas Producing Activities, page 68

35.
It appears that the line items in this table are not exclusively related to the net production of oil and gas from your properties as specified in FAS 69, paragraphs 24-29.  Please amend your document to comply with FAS 69.

Answered in filing with original S-1.

Standardized Measure of Discounted Future Net Cash Flows, page 69

36.
Paragraph 11 of FAS 69 requires “appropriate explanation of significant changes” to disclosed proved reserves over the financial year.  Please amend your document to explain the details for the changes presented by the line items “Revision of previous estimates” and “Purchase of reserves in place”.

Addressed in response to comment 22 submitted with Amendment No 1 to S-1 registration statement. Page F-21